UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             VIROPHARMA INCORPORATED
                                (Name of Issuer)

                     Common Stock, par value $.002 per share
                         (Title of Class of Securities)

                                    928241108
                                 (CUSIP Number)

                             Kenneth M. Socha, Esq.
                   Perseus-Soros BioPharmaceutical Fund, L.P.
                         The Army and Navy Club Building
                         1627 I Street, N.W., Suite 610
                              Washington D.C. 20006
                            Tel. No.: (202) 452-0101
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            Bruce A. Gutenplan, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                   May 5, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                       Continued on the following page(s)
                               Page 1 of 35 Pages
                             Exhibit Index: Page 35

CUSIP No.  928241108                                       Page 2 of 35 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus-Soros BioPharmaceutical Fund, LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                        7     SOLE VOTING POWER

           NUMBER OF                          2,895,000(1)
            SHARES
         BENEFICIALLY                   8     SHARED VOTING POWER
           OWNED BY
             EACH                       9     SOLE DISPOSITIVE POWER
           REPORTING                          2,895,000(1)
            PERSON
             WITH                       10    SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,895,000(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.0%

14       TYPE OF REPORTING PERSON*
         PN

---------------
(1) Please see Item 4 for a description of the Common Stock Conversion Ratio (as defined herein). The number of shares beneficially owned by each of the Reporting Persons (as defined herein) assumes a Common Stock Conversion Ratio of 1 for 1. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                        Page 3 of 35 Pages


                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus-Soros Partners, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                    7     SOLE VOTING POWER

           NUMBER OF                      2,895,000(1)
            SHARES
         BENEFICIALLY               8     SHARED VOTING POWER
           OWNED BY
             EACH                   9     SOLE DISPOSITIVE POWER
           REPORTING                      2,895,000(1)
            PERSON
             WITH                   10    SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,895,000(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.0%

14       TYPE OF REPORTING PERSON*
         OO

---------------
(1) Please see Item 4 for a description of the Common Stock Conversion Ratio (as defined herein). The number of shares beneficially owned by each of the Reporting Persons (as defined herein) assumes a Common Stock Conversion Ratio of 1 for 1. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                       Page 4 of 35 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus BioTech Fund Partners, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                            7     SOLE VOTING POWER

           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                              2,895,000(1)
           OWNED BY
             EACH                           9     SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                          10    SHARED DISPOSITIVE POWER
             WITH                                  2,895,000(1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,895,000(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.0%

14       TYPE OF REPORTING PERSON*
         OO

---------------
(1) Please see Item 4 for a description of the Common Stock Conversion Ratio (as defined herein). The number of shares beneficially owned by each of the Reporting Persons (as defined herein) assumes a Common Stock Conversion Ratio of 1 for 1. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                       Page 5 of 35 Pages


                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         SFM Participation, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                     7     SOLE VOTING POWER

           NUMBER OF
            SHARES                   8     SHARED VOTING POWER
         BENEFICIALLY                      2,895,000(1)
           OWNED BY
             EACH                    9     SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                   10    SHARED DISPOSITIVE POWER
             WITH                          2,895,000(1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,895,000(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.0%

14       TYPE OF REPORTING PERSON*
         PN

---------------
(1) Please see Item 4 for a description of the Common Stock Conversion Ratio (as defined herein). The number of shares beneficially owned by each of the Reporting Persons (as defined herein) assumes a Common Stock Conversion Ratio of 1 for 1. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                        Page 6 of 35 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         SFM AH, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                    7     SOLE VOTING POWER

           NUMBER OF
            SHARES                  8     SHARED VOTING POWER
         BENEFICIALLY                     2,895,000(1)
           OWNED BY
             EACH                   9     SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                  10    SHARED DISPOSITIVE POWER
             WITH                         2,895,000(1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,895,000(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.0%

14       TYPE OF REPORTING PERSON*
         CO

---------------
(1) Please see Item 4 for a description of the Common Stock Conversion Ratio (as defined herein). The number of shares beneficially owned by each of the Reporting Persons (as defined herein) assumes a Common Stock Conversion Ratio of 1 for 1. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                        Page 7 of 35 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Kenneth M. Socha (in the capacity described herein)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

                                            7     SOLE VOTING POWER

           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             2,895,000(1)
           OWNED BY
             EACH                           9     SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                          10    SHARED DISPOSITIVE POWER
             WITH                                 2,895,000(1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,895,000(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.0%

14       TYPE OF REPORTING PERSON*

         IN

---------------
(1) Please see Item 4 for a description of the Common Stock Conversion Ratio (as defined herein). The number of shares beneficially owned by each of the Reporting Persons (as defined herein) assumes a Common Stock Conversion Ratio of 1 for 1. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                        Page 8 of 35 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

                                            7     SOLE VOTING POWER

           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             2,895,000(1)
           OWNED BY
             EACH                           9     SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                          10    SHARED DISPOSITIVE POWER
             WITH                                 2,895,000(1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,895,000(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.0%

14       TYPE OF REPORTING PERSON*
         IN

---------------
(1) Please see Item 4 for a description of the Common Stock Conversion Ratio (as defined herein). The number of shares beneficially owned by each of the Reporting Persons (as defined herein) assumes a Common Stock Conversion Ratio of 1 for 1. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                        Page 9 of 35 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

                                            7     SOLE VOTING POWER

           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             2,895,000(1)
           OWNED BY
             EACH                           9     SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                          10    SHARED DISPOSITIVE POWER
             WITH                                 2,895,000(1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,895,000(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.0%

14       TYPE OF REPORTING PERSON*
         IA

---------------
(1) Please see Item 4 for a description of the Common Stock Conversion Ratio (as defined herein). The number of shares beneficially owned by each of the Reporting Persons (as defined herein) assumes a Common Stock Conversion Ratio of 1 for 1. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                        Page 10 of 35 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Soros Fund Management LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

                                            7     SOLE VOTING POWER

           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             2,895,000(1)
           OWNED BY
             EACH                           9     SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                          10    SHARED DISPOSITIVE POWER
             WITH                                 2,895,000(1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,895,000(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.0%

14       TYPE OF REPORTING PERSON*
         OO; IA

---------------
(1) Please see Item 4 for a description of the Common Stock Conversion Ratio (as defined herein). The number of shares beneficially owned by each of the Reporting Persons (as defined herein) assumes a Common Stock Conversion Ratio of 1 for 1. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                        Page 11 of 35 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Stanley F. Druckenmiller (in the capacity described herein)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

                                            7     SOLE VOTING POWER

           NUMBER OF
            SHARES                          8     SHARED VOTING POWER
         BENEFICIALLY                             2,895,000(1)
           OWNED BY
             EACH                           9     SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                          10    SHARED DISPOSITIVE POWER
             WITH                                 2,895,000(1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,895,000(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.0%

14       TYPE OF REPORTING PERSON*
         IA

---------------
(1) Please see Item 4 for a description of the Common Stock Conversion Ratio (as defined herein). The number of shares beneficially owned by each of the Reporting Persons (as defined herein) assumes a Common Stock Conversion Ratio of 1 for 1. The Common Stock Conversion Ratio is subject to adjustment upon the occurrence of certain events.

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  928241108                                        Page 12 of 35 Pages


Item 1.           Security and Issuer.

                  This Statement on Schedule 13D relates to the Common Stock, par value $.002 (the "Common Stock"), of ViroPharma Incorporated, a Delaware corporation (the "Company"), whose principal executive office is located at 405 Eagleview Boulevard, Exton, Pennsylvania 19341. This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition by Perseus-Soros BioPharmaceutical Fund, L.P. of more than 5% of the outstanding shares of the Company, as a result of which each of the Reporting Persons may be deemed the beneficial owner of more than 5% of the outstanding shares of the Company.

Item 2.           Identity and Background.

                  (a), (b), (c) and (f). This Statement on Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (the "Purchaser");

                  (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("Perseus-Soros Partners");

                  (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("Perseus Partners");

                  (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation");

                  (v) SFM AH, Inc., a Delaware corporation ("SFM AH");

CUSIP No.  928241108                                        Page 13 of 35 Pages


                  (vi) Mr. Frank H. Pearl ("Mr. Pearl");

                  (vii) Mr. Kenneth M. Socha ("Mr. Socha");

                  (viii) Mr. George Soros ("Mr. Soros");

                  (viii) Soros Fund Management L.L.C., a Delaware limited liability company ("SFM LLC"); and

                  (viii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

                  The Purchaser was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Perseus-Soros Partners is the general partner of the Purchaser and was formed to act as the general partner of the Purchaser. Perseus Partners and SFM Participation are the members of Perseus-Soros Partners.

                  Perseus Partners was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Messrs. Pearl and Socha are the members of Perseus Partners. Messrs. Pearl and Socha each have the ability to direct the investment and voting decisions of Perseus Partners and as such may be deemed to have investment and voting discretion with respect to securities beneficially owned by Perseus Partners through Perseus-Soros Partners.

                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, Perseus-Soros Partners, Perseus Partners, Mr. Pearl and Mr. Socha each may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

                  SFM Participation was formed in order to engage in the acquiring, holding and disposing of investments in various companies. SFM AH is the general

CUSIP No.  928241108                                        Page 14 of 35 Pages

partner of SFM Participation. Mr. Soros is the sole shareholder of SFM AH. Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause SFM AH, as the general partner of SFM Participation, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership in SFM AH and (b) the assignment to SFM LLC of the general partnership interest in SFM Participation (the "SFM AH Contract"). Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of executive officers of SFM AH.

                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, SFM Participation and SFM AH each may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. The principal business of SFM LLC is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC. Set forth in Annex B hereto and incorporated by reference in response to this

CUSIP No.  928241108                                        Page 15 of 35 Pages

Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

                  The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                  Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the SFM AH Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

                  The address of the principal business and principal offices of
(i) the Purchaser, (ii) Perseus-Soros Partners, (iii) Perseus Partners, (iv) Mr. Pearl and (v) Mr. Socha is The Army and Navy Club Building, 1627 I Street, N.W., Suite 610, Washington D.C. 20006, the principal office of Perseus, L.L.C., a Delaware limited liability company ("Perseus"). The present principal occupation or employment of Mr. Pearl and Mr. Socha is as executive officers of Perseus and its related entities. Each of Mr. Pearl and Mr. Socha is a United States citizen.

                  The address of the principal business and principal offices of
(i) SFM Participation, (ii) SFM AH, (iii) Mr. Soros, (iv) SFM LLC and (v) Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

CUSIP No.  928241108                                        Page 16 of 35 Pages


                  (d) and (e). Except as otherwise disclosed below, during the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Information contained herein concerning SFM Participation, SFM AH, SFM LLC, Mr. Soros and Mr. Druckenmiller has been provided by SFM LLC. The Purchaser, Perseus-Soros Partners, Perseus Partners, Mr. Pearl and Mr. Socha assume no responsibility for such information. Information contained herein concerning the Perseus Partners, Mr. Pearl and Mr. Socha has been provided by each such Reporting Person. The Purchaser, Perseus-Soros Partners, SFM Participation, SFM AH, SFM LLC, Mr. Soros and Mr. Druckenmiller assume no responsibility for such information.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Pursuant to an Investment Agreement, dated as of May 5, 1999 (the "Investment Agreement"), between the Company and the Purchaser, the Company issued, and the Purchaser acquired from the Company, 2,300,000 shares of the Company's Series A Convertible Participating Preferred Stock, par value $.001 per

CUSIP No.  928241108                                        Page 17 of 35 Pages

share (the "Series A Preferred Stock"), and a warrant (the "Warrant" and, together with the Series A Preferred Stock, the "Securities") to purchase 595,000 shares of Common Stock for an aggregate purchase price of $14,260,000 (the "Purchase Price") and the source of which was capital contributions from the partners of the Purchaser.

                  The Common Stock (or securities derivative thereof) held for the account of the Purchaser may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Common Stock (or securities derivative thereof), are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  Except as disclosed herein, the Reporting Persons have acquired the shares of Series A Preferred Stock and the Warrant for investment purposes.

                  A copy of the Investment Agreement is attached hereto as
Exhibit 1 and incorporated by reference herein, a copy of the Certificate of Designation for the Series A Preferred Stock (the "Series A Certificate") is attached hereto as Exhibit 2 and incorporated herein by reference and a copy of the Warrant is attached hereto as Exhibit 3 and incorporated herein by reference. Set forth below is a summary of the material terms of the Investment Agreement, Series A Certificate and the Warrant.

CUSIP No.  928241108                                        Page 18 of 35 Pages

The following summary is qualified in its entirety by reference to the Investment Agreement, the Series A Certificate and the Warrant.

Terms of the Investment Agreement

         Registration Rights. Pursuant to the Investment Agreement, the Company granted the Purchaser certain demand registration rights as described more fully in the Investment Agreement in connection with shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock or exercise of the Warrant ("Registrable Securities"). The purpose of such registration rights is to facilitate the Purchaser's ability to dispose of its Registrable Securities in a public sale and the grant of such registration rights to the Purchaser under the Investment Agreement does not represent any present intention on behalf of the Purchaser to dispose of any Registrable Securities to be covered by such a registration statement, although such rights may be exercised in the future.

         Board Representation. Pursuant to the Investment Agreement, for so long as the Purchaser (and its affiliates) hold in the aggregate at least: (i) 10.0% of the outstanding Common Stock; or (ii) 1.5 million shares of the Common Stock (with appropriate adjustment made for any stock dividend, split-up or subdivision or any combination or reclassification made or effected subsequent to May 5, 1999), in each case, assuming that the Securities or other rights convertible into or exchangeable or exercisable for shares of the Common Stock have been converted, exchanged or exercised, the Company shall use its best efforts to ensure that the Company's Board of Directors shall consist of at least one director designated by the Purchaser (the "Purchaser Director"). Pursuant to the terms of the Investment Agreement, as soon

CUSIP No.  928241108                                        Page 19 of 35 Pages

as practicable after May 5, 1999, the Board of Directors of the Company shall appoint a Purchaser Director to the Board of Directors of the Company.

Terms of the Series A Preferred Stock

         Dividends. The holders of the outstanding shares of Series A Preferred Stock shall be entitled to receive quarterly dividends, when, as and if declared by the Board of Directors out of funds legally available therefor. Each quarterly dividend shall be an amount per share (rounded to the nearest $.01) equal to 0.25 multiplied by the Dividend Amount (as defined below) and shall be payable on the last day of March, June, September and December in each year (each a "Dividend Payment Date") to the holders of record of Series A Preferred Stock at the close of business on the preceding business day, or such other dates as are fixed by the Board Directors within ten (10) days prior to the Dividend Payment Date (each a "Record Date"). Such dividends shall become payable beginning on the first Dividend Payment Date for which the Record Date is subsequent to the issue date. Dividends on each share of Series A Preferred Stock shall be cumulative and shall accrue on a day-to-day basis, whether or not earned, from and after the day immediately succeeding the date on which such share was issued, and shall be payable in cash (except upon conversion). Dividends payable for any partial dividend period shall be computed on the basis of actual days elapsed over a 365 day year. The Company, in its sole discretion, may elect not to pay such dividends in cash when due, in which case such dividends shall be automatically added to the Liquidation Value (as defined below) of the Series A Preferred Stock as of any such Dividend Payment Date and as a result shall no longer be considered due and payable. Each addition to the Liquidation Value in lieu of a

CUSIP No.  928241108                                        Page 20 of 35 Pages

cash dividend to the holders of the Series A Preferred Stock as provided in the preceding sentence shall constitute the full payment of such dividend. "Dividend Amount" means an amount per share of Series A Preferred Stock (rounded to the nearest $ .01) equal to $50 per $1,000 Liquidation Value of Series A Preferred Stock at all times after the issue date. "Liquidation Value" shall mean $6.20 per share of Series A Preferred Stock, subject to adjustment as provided in the Series A Certificate.

         Conversion. A Series A Preferred stockholder has the right to convert each share of Series A Preferred Stock, at the option of the holder, at any time after the issue date, into shares of Common Stock at the Common Stock Conversion Rate (as defined below). On May 5, 1999, the issue date, the Common Stock Conversion Rate was 1 for 1. The Common Stock Conversion Rate will be subject to adjustment if the Company elects not to pay dividends on the Series A Preferred Stock in cash when due, and such dividends are automatically added to the Liquidation Value of the Series A Preferred Stock.

                  "Common Stock Conversion Rate" means, as of any date, a rate for each share of Series A Preferred Stock equal to (i) the Liquidation Value thereof plus all accrued and unpaid dividends thereon, divided by (ii) the Conversion Price (as defined below) in effect as of such date. "Conversion Price" means $6.20 per share of Series A Preferred Stock. The Conversion Price and the number of shares issuable upon conversion of the Series A Preferred Stock will be subject to adjustment upon the occurrence of certain events as set forth in the Series A Certificate.

CUSIP No.  928241108                                        Page 21 of 35 Pages

                  If, at any time after May 5, 2001, the second anniversary of the issue date, the average of the daily closing prices per share of Common Stock for 90 consecutive trading days is at least $15.50 (with appropriate adjustment made for any stock dividend, split-up or subdivision or any combination or reclassification made or effected subsequent to the issue date), the Company, at its option, may elect to convert, all or any of the shares of Series A Preferred Stock into fully paid and nonassessable shares of Common Stock at the Common Stock Conversion Rate as of the date of conversion. Notwithstanding the foregoing, the Company shall not convert less than all outstanding shares of Series A Preferred Stock if shares of Series A Preferred Stock having an aggregate liquidation value of less than $5,000,000 would remain outstanding after giving effect to any such proposed optional conversion.

         Liquidation Preferences. In the event of (i) the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary; (ii) the sale, exchange or other conveyance (for cash, shares of stock, securities or other consideration) of all or substantially all the property and assets of the Company other than to a wholly-owned subsidiary; and/or (iii) any consolidation or merger to which the Company is a party, other than a merger or consolidation in which the Company is the surviving or continuing corporation (collectively, each an "Extraordinary Event"), the Series A Preferred stockholders will be entitled to receive out of the assets of the Company available for distribution to stockholders, in preference to the holders of, and before any payment or distribution shall be made on, Junior Stock (as defined in the Series A Certificate), an amount (the "Liquidation Amount") equal to the greater

CUSIP No.  928241108                                        Page 22 of 35 Pages

of (i) the Liquidation Value per share plus all accrued and unpaid dividends thereon (whether or not declared) to the date fixed for the Extraordinary Event, or (ii) the amount that it would have received if immediately prior to the Extraordinary Event, the Series A Preferred Stock had been converted to Common Stock.

         Voting Rights. Approval by holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, will be required for any action which (i) alters or changes the rights, preferences or privileges of the Series A Preferred Stock, (ii) creates or issues any new class of shares having, or reclassifies any junior class or series of shares to have, a preference over or parity with the Series A Preferred Stock, (iii) effects any redemption or repurchase of any capital stock or options of the Company (other than upon the repurchase by the Company of Common Stock or options issued to employees or others providing services to the Company up to an aggregate amount of $1 million), or (iv) declares or pays any dividends with respect to any class of stock junior to or on a parity with the Preferred Stock.

                  Other than as set forth below or in the Series A Certificate, the shares of Series A Preferred Stock shall have no voting rights except as required by law. So long as the Series A Preferred Stock is outstanding, each share of Series A Preferred Stock shall entitle the holder thereof to vote, in person or by proxy, at a special or annual meeting of stockholders, on all matters entitled to be voted on by holders of Common Stock voting together as a single class with other shares entitled to vote thereon. With respect to any such vote, each share of Series A Preferred Stock shall entitle the holder thereof to cast that number of votes per share as is equal to the

CUSIP No.  928241108                                        Page 23 of 35 Pages

number of votes that such holder would be entitled to cast had such holder converted its shares of Series A Preferred Stock into shares of Common Stock on the record date for determining the stockholders of the Company eligible to vote on any such matters.

                  So long as at least 575,000 shares of Series A Preferred Stock (with appropriate adjustment made for any stock dividend, split-up or subdivision or any combination or reclassification made or effected subsequent to the issue date) remain outstanding, the Company shall not, without the affirmative vote at a meeting or the written consent with or without a meeting of the holders of shares of Series A Preferred Stock representing at least a majority of the aggregate voting power of shares of the Series A Preferred Stock outstanding, voting as a separate class, author ize or issue any Senior Stock (as defined in the Series A Certificate) or Parity Stock (as defined in the Series A Certificate) or reclassify any Junior Stock as Parity Stock or Senior Stock or reclassify any Parity Stock as Senior Stock.

                  The Company shall not, without the affirmative vote at a meeting or the written consent with or without a meeting of the holders of shares of Series A Preferred Stock representing at least a majority of the aggregate voting power of shares of Series A Preferred Stock then outstanding, voting as a separate class, amend, alter or repeal any of the provisions of the Company's Second Amended and Restated Certificate of Incorporation or the Series A Certificate, so as in any such case to materially adversely affect the preferences, special rights, powers or privileges of the shares of Series A Preferred Stock.

CUSIP No.  928241108                                        Page 24 of 35 Pages

Terms of the Warrant

         Exercise Rights. The Common Stock underlying the Warrant may be purchased at a price per share equal to $9.53 (the "Exercise Price"). The Exercise Price may be paid in cash or, at any time after a Change of Control (as defined in the Warrant), but prior to May 5, 2004, equivalent shares. The Exercise Price and the number of shares issuable upon exercise of the Warrant will be subject to adjustment upon the occurrence of certain events as set forth in the Warrant.

         Exercise Period. The Warrant is exercisable at any time, or from time to time, from the date of issuance, May 5, 1999, until May 5, 2004.

Additional Disclosure

                  The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Series A Preferred Stock, Warrant, or Common Stock issued upon exercise of the Warrant or conversion of the Series A Preferred Stock in privately negotiated transactions or in the open market pursuant to the exercise of certain registration rights granted pursuant to the Investment Agreement as described above, in each case subject to the factors and conditions referred to above and to the terms of the Investment Agreement, the Series A Preferred Stock and the Warrant, as the case may be. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed

CUSIP No.  928241108                                        Page 25 of 35 Pages

advisable in light of general investment and trading policies, market conditions or other factors.

                  Except as described in the Investment Agreement, the Warrant or the Series A Certificate, and as otherwise set forth in this Schedule 13D, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

CUSIP No.  928241108                                        Page 26 of 35 Pages

Item 5.           Interest in Securities of the Issuer.

                  (a) As set forth above, on May 5, 1999, the Company issued to the Purchaser, and the Purchaser acquired, (i) 2,300,000 shares of the Series A Preferred Stock and (ii) the Warrant to purchase an aggregate of 595,000 shares of Common Stock, subject to adjustment under certain circumstances. Shares of Series A Preferred Stock are convertible into shares of Common Stock at any time. The Warrant is exercisable at any time until May 5, 2004.

                  Accordingly, as of May 5, 1999, each of the Reporting Persons may be deemed to beneficially own an aggregate of 2,895,000 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 11,572,144 shares of Common Stock outstanding on April 1, 1999 as disclosed by the Company in its Proxy Statement filed with the Commission on April 6, 1999, represents approximately 20.0% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  As described in Item 4 above, the Common Stock Conversion Rate will be subject to adjustment if the Company elects not to pay dividends on the Series A Preferred Stock in cash when due, and such dividends are automatically added to the Liquidation Value of the Series A Preferred Stock. On May 5, 1999, the issue date, the Common Stock Conversion Rate was 1 for 1.

                  (b) (i) Each of the Purchaser and Perseus-Soros Partners may be deemed to have sole power to direct the voting and disposition of the 2,895,000 shares of Common Stock beneficially owned by the Purchaser.

CUSIP No.  928241108                                        Page 27 of 35 Pages

                           (ii) By virtue of the relationships between and among
the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons, other than the Purchaser and Perseus-Soros Partners, may be deemed to share the power to direct the voting and disposition of the 2,895,000 shares of Common Stock beneficially owned by the Purchaser.

                  (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d) The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                  Paragraph (e) of Item 5 of Schedule 13D is not applicable to this filing.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to the Common
                  Stock of the Issuer.

                  Pursuant to Section 8 of the Investment Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference, the Company has granted the Purchaser, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the shares of Common Stock issuable upon (i) exercise of the Warrant or
(ii) the conversion of Series A Preferred Stock.

CUSIP No.  928241108                                        Page 28 of 35 Pages

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock (or securities derivative thereof), for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as described elsewhere in this Schedule 13D and as set forth in the Investment Agreement, the Series A Certificate and the Warrant, copies of which are attached hereto as Exhibits 1, 2, and 3, respectively, and are incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.  928241108                                        Page 29 of 35 Pages

Item 7.           Material To Be Filed as Exhibits.

                  1. Investment Agreement, dated as of May 5, 1999 (the "Investment Agreement"), among the Company and Perseus-Soros BioPharmaceutical Fund, L.P., a Delaware limited partnership.

                  2. Certificate of Designation, dated May 5, 1999, governing ViroPharma Incorporated's Series A Convertible Participating Preferred Stock, par value $.001 per share.

                  3. Warrant, dated May 5, 1999, for 595,000 shares of Common Stock, par value $.002 per share, of ViroPharma Incorporated issued to Perseus-Soros BioPharmaceutical Fund, L.P.

                  4. Power of Attorney dated January 1, 1997, appointing Sean C. Warren and Michael C. Neus Attorney-In-Fact for George Soros.

                  5. Power of Attorney dated January 1, 1997, appointing Sean C. Warren and Michael C. Neus Attorney-In-Fact for Stanley F. Druckenmiller.

                  6. Joint Filing Agreement, dated May 17, 1999, among (i) Perseus-Soros BioPharmaceutical Fund, LP, (ii) Perseus-Soros Partners, LLC,
(iii) Perseus BioTech Fund Partners, LLC, (iv) SFM Participation, L.P., (v) SFM AH, Inc., (vi) Frank H. Pearl, (vii) Kenneth M. Socha, (viii) George Soros, (ix) Soros Fund Management LLC and (x) Stanley F. Druckenmiller.

CUSIP No.  928241108                                        Page 30 of 35 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 1999

                                    PERSEUS-SOROS BIOPHARMACEUTICAL FUND,
                                    LP

                                    By: Perseus-Soros Partners, LLC,
                                        General Partner

                                    By: SFM Participation, L.P.,
                                        Member

                                    By: SFM AH, Inc.,
                                        General Partner

                                    By: /s/ MICHAEL C. NEUS
                                        -------------------
                                        Name: Michael C. Neus
                                        Title:  Vice President

                                    PERSEUS-SOROS PARTNERS, LLC

                                    By: SFM Participation, L.P.,
                                        Member

                                    By: SFM AH, Inc.,
                                        General Partner

                                    By: /s/ MICHAEL C. NEUS
                                        -------------------
                                        Name: Michael C. Neus
                                        Title:  Vice President

CUSIP No.  928241108                                        Page 31 of 35 Pages

                                    PERSEUS BIOTECH FUND PARTNERS, LLC

                                    By: /s/ KENNETH M. SOCHA
                                        --------------------
                                        Name: Kenneth M. Socha

                                    MR. FRANK H. PEARL

                                    By: /s/ FRANK H. PEARL
                                        ------------------
                                        Name: Frank H. Pearl

                                    MR. KENNETH M. SOCHA

                                    By: /s/ KENNETH M. SOCHA
                                        --------------------
                                        Name: Kenneth M. Socha

                                    SFM PARTICIPATION, L.P.

                                    By: SFM AH, Inc.,
                                        General Partner

                                    By: /s/ MICHAEL C. NEUS
                                        -------------------
                                        Name: Michael C. Neus
                                        Title:  Vice President

                                    SFM AH, INC.

                                    By: /s/ MICHAEL C. NEUS
                                        -------------------
                                        Name: Michael C. Neus
                                        Title:  Vice President

                                    MR. GEORGE SOROS

                                    By: /s/ MICHAEL C. NEUS
                                        -------------------
                                        Name: Michael C. Neus
                                        Title:  Attorney-in-fact

CUSIP No.  928241108                                        Page 32 of 35 Pages

                                    SOROS FUND MANAGEMENT LLC

                                    By: /s/ MICHAEL C. NEUS
                                        -------------------
                                        Name: Michael C. Neus
                                        Title: Assistant General Counsel

                                    MR. STANLEY F. DRUCKENMILLER

                                    By: /s/ MICHAEL C. NEUS
                                        -------------------
                                        Name: Michael C. Neus
                                        Title:  Attorney-in-fact

CUSIP No.  928241108                                        Page 33 of 35 Pages

                                     ANNEX A

                       Executive Officers of SFM AH, INC.

Name/Title/Citizenship                Principal Occupation                Business Address
----------------------                --------------------                ----------------
Gary Gladstein                       Managing Director of SFM             888 Seventh Avenue
President                            LLC                                  33rd Floor
(United States)                                                           New York, NY  10106
Sean C. Warren                       Managing Director of SFM             888 Seventh Avenue
Vice President                       LLC                                  33rd Floor
and Secretary                                                             New York, NY  10106
(United States)

Peter Streinger                      Chief Financial Officer of SFM       888 Seventh Avenue
Treasurer                            LLC                                  33rd Floor
(United States)                                                           New York, NY  10106
Michael C. Neus                      Assistant General Counsel of         888 Seventh Avenue
Vice President                       SFM LLC                              33rd Floor
(United States)                                                           New York, NY  10106

         To the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP No.  928241108                                        Page 34 of 35 Pages

                                     ANNEX B

                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of shares of Common Stock (or securities derivative thereof), if any, held for the account of each:

Scott K. H. Bessent
Walter Burlock
Brian J. Corvese
L. Kevin Dann
Gary Gladstein
Ron Hiram
David N. Kowitz
Alexander C. McAree
Paul McNulty
Steven Okin
Frank Sica
Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management L.L.C., 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP No.  928241108                                        Page 35 of 35 Pages

                                  EXHIBIT INDEX

                                                                      Page No.

1.       Investment Agreement, dated as of May 5, 1999
         (the "Investment Agreement"), among the
         Company and Perseus- Soros BioPharmaceutical
         Fund, L.P., a Delaware limited partnership

2. Certificate of Designation, dated May 5, 1999, governing ViroPharma Incorporated's Series A
         Convertible Participating Preferred Stock, par value $.001 per share

3. Warrant, dated May 5, 1999, for 595,000 shares of Common Stock, par value $.002 per share, of ViroPharma Incorporated issued to
         Perseus-Soros BioPharmaceutical Fund, L.P.

4. Power of Attorney dated January 1, 1997, appointing Sean C. Warren and Michael C. Neus
         Attorney-In-Fact for George Soros.

5. Power of Attorney dated January 1, 1997, appointing Sean C. Warren and Michael C. Neus
         Attorney-In-Fact for Stanley F. Druckenmiller.

6. Joint Filing Agreement, dated May 17, 1999, among (i) Perseus-Soros BioPharmaceutical
         Fund, LP, (ii) Perseus-Soros Partners,
         LLC, (iii) Perseus BioTech Fund Partners,
         LLC, (iv) SFM Participation, L.P., (v) SFM AH,
         Inc., (vi) Frank H. Pearl, (vii) Kenneth M.
         Socha, (viii) George Soros, (ix) Soros Fund
         Management LLC and (x) Stanley F.
         Druckenmiller.